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                                             EXHIBIT 4

$10,000,000                        as of January 20, 1994

                    PROMISSORY NOTE

          For Value Received, the undersigned, Riverdale
Investors Corp., Inc. ("Borrower"), hereby promises to pay to the order of Highcrest Investors Corp. ("Highcrest") the principal sum of TEN MILLION DOLLARS and NO CENTS
($10,000,000), or if less, the outstanding principal amount of the Loans made to Borrower by Highcrest pursuant to the letter agreement (the "Agreement") dated as of January 20, 1994, between Borrower and Highcrest.

          The principal amount of this promissory note
("Note") shall be payable on January 19, 1996, in an amount equal to the then outstanding principal balance of this Note.

          This Note shall bear interest from January 20, 1994, on the unpaid principal hereof at the rate per annum equal to the prime rate, as established by National
Westminster Bank, USA from time to time. Interest shall be computed on the basis of a 365-day year for the actual number of days elapsed, and shall be payable semi-annually in arrears on the first day of July and January and at maturity.

          On January 19, 1996, this Note shall become at once due and payable, without notice, presentment or demand of payment, which are expressly waived. No delay on the part of Highcrest in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof.

          This Note is the Note referred to in the Agreement and may be prepaid in accordance with the provisions thereof.

          All borrowings evidenced by this Note and all payments and prepayments of the principal hereof and interest hereon shall be endorsed by the holder hereof on Schedule A attached hereto and made a part hereof, or on a continuation hereof which shall be attached hereto and made a part hereof, or otherwise recorded by such holder in its internal records; provided, however, that the failure of the holder hereof to make such a notation or any error in such a notation shall not in any manner affect the obligation of Borrower to make payments of principal and interest in accordance with the terms of this Note.

          The Borrower may prepay principal, and, or interest on the Note, in whole or in part, without premium or penalty. Each prepayment of principal shall be accompanied by the amount of interest accrued but unpaid, on the amount of principal prepaid to the date of prepayment.

          IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed as of the 20th day of January, 1994.

                         RIVERDALE INVESTORS CORP., INC.

                         By:___________________________
                            Robert J. Mitchell,
                            Vice President and Treasurer
                              [Promissory Note- Highcrest
                              Riverdale regarding
                              $10 million line of credit
                              dated as of January 20, 1994]